Filed by New Providence Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: April 6, 2026

On April 5, 2026, Abra Financial Holdings, Inc., party to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. and New Providence Acquisition Corp. III, among other parties, announced that its Chief Executive Officer participated in an interview on the Wolf of All Streets. A transcript of the interview is set forth below.

Host: Scott Melker

Guest: Bill Barhydt, CEO, Abra

Show: Wolf of All Streets

Sunday, April 5, 2026

Scott Melker: If you want to understand where crypto is really going next, you listen to people like Bill Barhydt. Bill has survived the blowups, built through the chaos, and now has a front row seat to the shift from speculation to real financial infrastructure. In this conversation, we get into Bitcoin macro, tokenization, AI regulation, and why the biggest opportunity in crypto may still be ahead.

Bill Barhydt: I’ve never been more bullish on the infrastructure layer of financial services becoming decentralized. Everything is about to be tokenized. So the custom portfolio construction you do for your clients, it’s going to be all tokens.

Scott Melker: Stay until the end because this one is packed with insights that could completely change how you see the market from here.

Scott Melker: It feels to me like Bitcoin has been trading in a relatively tight range while the world just goes like a roller coaster around it. I think a lot of people would have expected even though they’re not happy about the current price area that we could be much lower based on what’s going on right now. I mean, what do you make of it in general?

Bill Barhydt: I mean, it could also be just an accumulation for capitulation move to the downside. My Algorand is having a moment, which is interesting. I think it’s up like 45% in three days. I think it was part of the whole kind of Google post-quantum hardening narrative. So deserve it or not, I’ll certainly take it. But yeah, I mean, you follow the charts closer than I do. I mean, I wouldn’t be surprised if we’re accumulating for a capitulation move. I think I don’t see how, I mean, you tell me, but I don’t see how they don’t print massive amounts of money post Iran.

Scott Melker: Yeah, I actually would go even further to say the only reason is that we’re there so they can print a whole lot more money.

Bill Barhydt: It could be. It could be. I mean, look, they’ve been very clear, like their number one goal right now is an administration is to get these interest rates down, which accomplishes a whole bunch of things, right? Refinance the debt, pump money into the economy, get unemployment down. And they know that right now, if the midterms were tomorrow, their hats would be handed to them. And they have a five-month window, maybe six tops to turn it around. Now, historically, the, you know, the party in power loses in the midterms. It’s just how it is, how it’s always, always been. So.

Scott Melker: Turns out governing is really, really hard and screaming insults from the sidelines is really, really easy.

Bill Barhydt: Yeah. And we’ve never, well, I shouldn’t say never. I mean, we’ve always been divided as a country. But the platform, platforms like this amplify that. Right. So before, you used to have to wait a week to read about how divided we are. Now you just have to look up. And it’s this there in front of you. And you can get confirmation bias for every stupid thing. Oh, you think that it’s a conspiracy theory that Pam Bondi was attorney general and basically not prosecuting these people? Well, just look up and there’s 17,000 people confirming your bias, right? Or, you know, you think, you know, Barack Obama’s Satan spawn and he’s really a Kenyan by birth or something. Well, look up. There’s 20,000 people confirming your bias. And you think Bitcoin is, you know, some conspiracy theory from the NSA. Well, I guarantee you it’s not. But I also guarantee you there’s someone on the Internet confirming that bias.

Scott Melker: Yeah, it’s impossible to parse what’s signal and what’s noise at this point. But you kind of allude to the fact that there can be a capitulation event. When I hear a capitulation event, I think quickly, you know, a big move down for a while and then kind of bounces back here. We sit here for six months and then slowly climb the wall of worry back to the upside. Sort of how I’m thinking of it, by the way.

Bill Barhydt: Yeah, maybe.

Scott Melker: You kind of revisit the low 60s, mid 50s, the area we were in before, but a little lower, get a whole lot of fear going on, and then time crushes the rest of the people.

Bill Barhydt: Yeah, I’m fully allocated and I’m happy with that. I don’t mind. But if I wasn’t and I had cash, I’d put in, you know, limit orders in the mid 50s just to ride it for sure. And if they hit great, if not, it’s all good. But, yeah, I think that feels right. But the thing about Bitcoin, and who knows, right? First of all, my take is just, you know, have your conviction and then get back to hustling. But at the end of the day, it’s going to do what it’s going to do. But historically, what it’s done is it’s taken a lot longer to ride the elevator up than it has to ride the elevator down. And so that could easily mean that I still am not surprised if we see new highs this year, but that could easily be December, not August, right? But the new highs come very, very quickly after a long sideways chop. And we haven’t had the long sideways chop yet. And by the way, a capitulation move to 55K for Bitcoin is not really even a capitulation move. It’s like another, what, you know, 7% or something.

Scott Melker: It won’t even have been a 60% drawdown, I don’t think. Like, probably high 50s net from 126, which if this is a true bear market like previous ones would be basically the shallowest bad year we’ve had.

Bill Barhydt: I don’t, I mean, I don’t want to be melodramatic about it, but, you know, this is, this is Bitcoin volatility compressing and people are still losing their minds. I mean, when I say people, it’s more than the TradFi world that now is basically, exposed to Bitcoin through ETFs that is more of the losing their mind camp because they’re not used to that they’re certainly not used to the 60%. I can’t imagine how they would handle the 80%.

Scott Melker: I hear it every day. I hear it every day for my friends who, you know, say, I don’t understand how this thing trades. It trades like [expletive]. What do these headlines mean?

Bill Barhydt: Trades like [expletive]. Okay. In that regard, I guess they do understand because right now it does trade like [expletive].

Scott Melker: Why? You know, like, why is this quantum thing real? You know, like, what’s happening with regulation? You know, I thought Donald Trump was pro-crypto, what’s going on. I get them over and over again. It’s actually really an interesting window, though, into how the people haven’t been here a while and maybe have really started paying attention because it’s become mainstream, how they think about it. Because they think about quantum. And they do think about all these things because they’re good headlines.

Bill Barhydt: I think Trump has a button where you can control the point. price of Bitcoin and he has it up and a down arrow and he just goes like this all day. And for some reason, he’s just been doing this, the downside for the last, you know, six months. So really, like, yeah, exactly. He’s like, uh, right. And, and, uh, what’s going to happen? I don’t know. Well, I just keep it stuck. [Expletive]. You know, Scott, get it here. The button stuck. Right. So, you know, that’s clearly what’s happening.

Scott Melker: More, though, about your idea that it all leads to more printing, right? Because I think that I generally do agree with that. I was definitely being hyperbolic when I said that was the only reason that they would go to war. But listen, we have a long history in this country, obviously, of, you know, conflict, which leads to stimulus, which leads to, you know, predatory loans, which leads to a lot more interest for the bankers, which leads to more stimulus and more liquidity and markets go up and people make money, right? And so this does seem to at least fit loosely into that pattern. But interestingly, conflicts with the idea that they were trying to force the Fed to cut. So it’s kind of confusing, I think, for a lot of people.

Bill Barhydt: Yeah, it is, especially when, I don’t want to make it all about politics unless you want to, but, you know, his core message was no more wars, right? And, and so maybe that was an unrealistic message when they, you know, they’ve killed, what, 40,000 of their own citizens. Now, is it our moral job to be the morality police for the Middle East? I kind of hope not on the one hand, but you can’t deny what’s happening. And we’re playing a massive game of risk, right? Why have we placed the pieces in Venezuela and Iran?

Scott Melker: Oil.

Bill Barhydt: Ok. It makes sense to me. And so if you’re playing a massive game of risk, you know, you try to be strategic about it. And I think they are. You know, they’re sometimes not good at explaining it to the public. But that doesn’t mean that they’re always wrong. But yeah, I think the biggest challenge that they have right now is that the middle of the country that, you know – and I mean independents, not physically middle – that voted for them on the ‘no wars’ and closed borders really resonated and that’s not what they’re getting right now. They’re getting the closed borders, fentanyl deaths way down, murders way down, drug prices coming way down, house prices coming way down. But the war thing is, you know, says, hey, you’re wasting my money on things that should be spent here. And if you’re going to print money, print it on things that help me, not somebody I don’t know. And that’s cold. It’s very cold. But Americans are like that when it comes to national elections.

Scott Melker: Yeah. So I don’t want to go too deeply into the political side. I think we’ve said our piece. I think…

Bill Barhydt: Yep.

Scott Melker: And we can also just, I think, brush off now the geopolitical and macro side of what Bitcoin price or crypto prices are doing and focus more on the silver lining and optimistic side of what’s actually happening with the industry in the United States because I think you have an exceptional front row seat. I’ve said this many times on the show, but I don’t know if anybody has better perspective, having survived the attacks of the previous government, having survived the collapse of CeFi, having gone through completely unnecessary attacks, come out the other side, and now seemingly, your new announcements, taking full advantage of the opportunity that currently exists. I think you’ve seen the life cycle as a CEO better than anyone.

Bill Barhydt: I hope it’s the life cycle, meaning I hope that there’s no other horrible, really bad, horrible event. How does the kids’ book go? It’s having a really bad blah, blah, blah, blah, blah, blah, blah, day. I think we’ve seen them all. And outside of some, you know, geopolitical nuclear or something or other. So, you know, it was obviously, well, 70s oil shock that my parents lived through. But, you know, I think we’ve seen it all as it relates to Bitcoin and as it relates to these crypto cycles and building companies in those cycles. Like I thought it was like – when I was at Netscape and we had this whole… I don’t know if you were old enough, but there was this whole clipper chip debate about how they were going to read our encrypted messages and everybody thought the sky was falling and how could you build a company in this environment when everybody’s trying to read your messages and that was the worst we went through. That was literally the worst we went through. We had export issues with the browser because the keys were padded. That would be a dream if that was my biggest problem in building a company in our space that I had ‘export issues’ right? And at the time, I would stress over it. Like it was horrible and I was like “how could this be happening?” “What’s wrong with our government?” And now it’s like that would be a dream if that was my biggest problem. And so yeah. I mean, I don’t know. I have bad dad jokes. And so one of my recent favorites is – did you ever see The World According to Garp movie version or the book?

Scott Melker: Yeah.

Bill Barhydt: I love love, love that book and I love the movie. And there’s a scene where Robin Williams and his new wife are trying to buy a house. And, you know, they’re looking at the house and you hear this [noise], and then the plane crashes into the house. And the guy gets out of the plane on the second floor of the house. He says, “can I use your phone?” And Robin Williams turns to the realtor. He says, “We’ll take the house.” And his wife’s looking at him like, “Honey, there’s an airplane sticking out of the house.” And he says, “Yeah, but honey, the house has been pre-disastered. It can’t get any worse.” And I feel like that’s TradFi coming into our space now. Like we’ve pre-disastered the space now so that they can just pick up the pieces and reap all the benefits of what we’ve all gone through. Yeah.

Scott Melker: Okay. So that’s, you just said kind of the quiet parts out loud, because that’s how a lot of people feel, right? Is that we sort of, be careful what you wish for. We cheered for institutional adoption. We cheered for the biggest institutions. I still do, by the way. So I’m not saying that that was wrong. But now, you know, we see the tokenization of everything and the institutionalization of everything and systems moving onto blockchain rails because of the superior speed and transactions. Then you go, but what about my token, man? Because, like, is that investable for all of the people who have been here and believing for the last 10 years? Or did we just hand over the keys so that they could, you know, use the technology and the infrastructure to put up, you know, walled gardens and take advantage of it themselves.

Bill Barhydt: Here’s the irony of what you just said, that I’m living the last like three weeks. I think it’s been, you know, we announced our going public. I think it’s been about, what, 20 days maybe? Yeah. Okay. In those 20 days, I’ve had more traditional finance firms reach out to me, proactively reach out to me than probably in the last five years combined. Okay. It’s credibility. fine. It’s not like I did anything magical. I mean, that’s just what they do. Right. So, but in those discussions that I’ve had so far, and I haven’t even gotten to fall up with them all because I’ve been so busy, but in the discussions I have had so far, I have not had one discussion on price, other than related to borrowing against Bitcoin, where the price matters, because that affects how much you can borrow. But other than that, price is a non, it’s not even a discussion topic, right? It’s, it’s, You know, we want to, we’re interested in deploying DeFi. We want to understand how to deploy custody for our clients. Like the narrative flip within traditional finance right now, trying to get their arms around crypto is miraculous. Now, it’s not necessarily why I got into Bitcoin in the first place, but who cares? That’s my problem. Right. So, so, but as it relates to ABRA, it’s fantastic, right? Because it’s validation. It’s us saying, hey, we want a service for every wealth advisor on the planet who is going to have to rebuild their stack because not only you’re going to have to offer crypto, but everything is about to be tokenized. So the custom portfolio construction you do for your clients, it’s going to be all tokens, whether it’s Tesla shares or SpaceX shares or Bitcoin or Algorand or Sui, whatever, it’s all tokens. And so that’s a remarkable mindset shift that’s happening in front of our eyes right now and there’s no going back. If you read the Wall Street Journal even once a week, you can’t miss it. Right. And I’m on, you know, text threads with other CEOs, with people from our new, you know, business combination. And I’m just getting inbound, inbound after inbound. Did you see this Wall Street Journal, this New York Times, even from family? They’re like, isn’t this what you do? You know, like from my mom, she’d be like, don’t you do this? And is that good for you? And I’m like, yeah, it’s good for me. So just keep it coming. Keep it coming. It’s all good. And so it’s, one, there’s no going back. Two, it’s not about price. And ironically, they’re more about why decentralization matters to a degree right now, even than the degens, because the degens only care about number go up at the end of the day.

Scott Melker: Yeah, I mean, they’re actually, they’re talking, we were talking to talk and they’re walking the walk to some degree.

Bill Barhydt: Yeah. The biggest exception to that is probably the neobanks that are entrepreneurs. A lot of, you know, I’ve seen a lot of, um, my favorite, one of my favorite narratives in startup land, besides the AI narrative, which just consumes everything, which I’m sure we’ll talk about. But, but, you know, the neobank narrative, especially on Solana, and I see some of it on Sui now, and I’m hoping to get some of it there in Algorand is awesome. You know, I would not build, like I’ve built neobanks. I built one for emerging markets. That’s how I got it to Bitcoin in the first place. I would never build it the way now the way I built it before. It would be 100% stable coin based. I’d be generating yield either for myself or my clients, hopefully my clients or hopefully both, actually. And they would have the ability to settle payments in real time cross-border, right? You wouldn’t have like Western Union versus Venmo. It would all be the same thing. And that’s remarkable. And so that’s something that we don’t hear enough about. And there’s probably 500 of those startups vying to become an interesting brand. And that’s awesome, because that’s going to help people on many levels. It’s going to lower the cost. It’s going to make new types of transactions possible. And it leads to the AI narrative, which is a wallet for every agent. And I can tell you, from an algorithm perspective, you know, it’s number one topic that everybody wants to talk about is the whole concept of a wallet for every agent. Yeah. And I’ve adopted this mantra of fast and final to explain, okay, well, there’s 10 different ways to do that in crypto. And what an agent wants is fast and final, right? It doesn’t want rollbacks. It doesn’t want chargebacks. It doesn’t want a one hour settlement. It’s just, you know, and it doesn’t want your crappy dollar losing 10% of its value a year. And so it doesn’t care. It’s just, computer, you know. Anyway, I’m, I’ve never been more bullish on the infrastructure layer of financial services becoming decentralized, which is why I’m here.

Scott Melker: Which is so interesting, because you never thought that the path through institutions was the past to decentralization. Would have thought that that was being fully central.

Bill Barhydt:I’ve prided myself, which probably, you know, pride cometh before the fall, right? So, but I have prided myself on my ability to extrapolate Moore’s law and it’s become because more as well it’s kind of dead but what’s next and you could kind of see that AI was coming but not the way that it has which is awesome right and also the way that I think it represents the second coming of crypto by the way I think that in my AI friend circles there’s probably more positivity around crypto than there is in crypto circles because everybody’s so bearish right now.

Scott Melker: I’ve heard this a few times of late that the fact narrative that all of these people coming in from finance or AI or that Silicon Valley writ large is way more bullish on crypto than crypto is.

Bill Barhydt: Probably true. I mean, look, I mean, Kevin Weil is, I think either the head of product or just moved over to be head of science products at OpenAI. Kevin was the head of product for DM or whatever it became after that, right, when it was at Facebook. Yeah. And so no one understands that’s the intersection of the two and how to build cool stuff that consumers use better than Kevin. Literally no one. And so that’s just one example, right? Or I forget how to say his name. Just, his last name starts with an M. Long Middle Eastern name, and I apologize, I’m usually pretty better with names. He left one of the Frontier Lab AI projects to work on a decentralization project. And what he’s working on is super, super interesting. And of course, Venice, which Erik Voorhees is working on, which I think is interesting. It’s not really decentralized yet, but he’s got dibs to move it towards a decentralized model. The token is more about, you know, paying to use the service than it is about decentralization right now. But I am convinced that you’re going to see an “agent for everything” model emerge. And I’ve got GitHub open in the background because I’m constantly looking at ways to improve my productivity now. And that’s amazing that the way I’m doing it is looking at [expletive] GitHub. I’m not a kid anymore, you know. And so the fact that I’m doing that and having those conversations. But my point is, is someone’s going to release a GitHub that just makes it so trivial. Whether it’s X402 or one of these other new standards that just basically makes it so dropped dead easy for everybody’s open Claude, you know, Claude for instance to just process transactions using decentralized systems. And it just works.

Scott Melker: Yeah, the exchanges are already moving in that direction. I mean, I know OKX launched a huge agentic wallet and developer toolkit for AI. I assume all the other exchanges have or will. You’re the first person who really lit the spark under me when we were in New York, because you were the first person I saw who was like not sleeping because it was such a productivity hack, and you were so excited. And I followed you down that rabbit hole. And we’re just finding ways where it actually, really, genuinely can replace things rather than sort of help. But I told you, I coded a website myself as a joke yesterday that’s way better than my existing one that I’m going to go live with. And I mean, this thing, I didn’t even give it cues. I said, “Make a website based on what you know about me,” and it was 50% of the way there. You know what I mean? Like this kind of stuff, I know maybe that’s not a big deal to most people, but we’re not going to be doing much for ourselves.

Bill Barhydt: Yeah. I showed you my EA/Chief of Staff who’s an AI. And I think I’ve basically been on the road more or less. I just got home a couple of days ago in my California home, and I had been on the road for over a month. And I was in Nashville for an event this weekend, and all of a sudden I stopped getting my alerts from my Chief of Staff AI and I felt naked. I was like “What’s going on?” And so I immediately dug in, and it’s running on a server in a single room somewhere, and it had for whatever reason crashed which had never happened before. And of course I’m not in the room and I’m like, oh my God, oh my God, I’m not going to be home for three days. What am I going to do? And I was literally sweating. I was like, what am I going to do? And so I had to call somebody and broke every rule of security that I could think of to get them to get it live for me again and to get back to like, you know, being connected. Because I’ve just, I’ve already become so dependent on what I’ve been building. And our team has become so dependent upon the tools now. And I’m sure, like, we’re just a drop in, you know, we’re a roundoff error to what’s happening on the planet.

Scott Melker: Are you using it to transact yet? I mean, like, what we’re talking about here, do you have agents that are in any way utilizing crypto for payments or transacting?

Bill Barhydt: We don’t touch customer assets with anything that’s attention.

Scott Melker: I don’t mean that. I mean, like, you personally.

Bill Barhydt: It does have, yeah, there’s one agent that has my credit card details encrypted. The biggest challenge with the agent so far is integration with the web.

It’s very poor in one direction.

Bill Barhydt: Yeah, yeah. It can parse information. It can’t push information easily. And so I’ve struggled with how to build agents that can book a flight, right?

They’ll get you all the way there, but they won’t do the booking. They’ll do the full search.

Bill Barhydt: They’ll try. Yeah, they’ll try. Yeah. And I have a voice interface that will call a restaurant and a couple of times it’s gotten really far into the process. And then and then the restaurant realizes it’s talking to a bot and it just hangs up. But I think, look, that’s, we’re having a conversation that we wouldn’t have been having four months ago. So in four months, this problem will be solved. I guarantee it.

Scott Melker: That website I built in 20 minutes with less than 20 prompts to correct things, I would have been 10 or 15 grand six months ago.

Bill Barhydt: Easy. Easy.

Scott Melker: Like 25. Yeah. I mean, it’s pretty basic. But yeah, literally. And I would have been happy.

Bill Barhydt: Yeah. And, you know, being a registered investment advisor and touching people’s money, we can only go so far in how certain things are done. Like from a core development perspective, we use the tools. But we have to be extremely careful on how we test what’s built, how we launch what’s built, especially when the assets are in vaults. Because if you’re in exchange, right, you’re actually transacting against the database. You’re not transacting against the physical assets. If you’re an SMA provider and you’re using vaults like we are, we’re actually physically transacting against the assets. So in other words, if you’re earning yield, you’re deploying the assets to earn yield. You know, you’re staking, deploying the assets to stake. If you’re earning, if you’re borrowing, you’re deploying the assets to borrow. You can’t screw that up. There’s no row in a database to fix. And so it has to work. And so we’re very, very cautious for obvious reasons about how we deploy. And that’s why we don’t, you know, that’s why we don’t lose client money. I mean, there are risks and we disclose them, but, you know, the loss is unacceptable.

Scott Melker: It wasn’t much, but in my process with Abra, I flippantly was trying to move a bit of ETF back out to somewhere else. And, you know, obviously you have your saved addresses. And I accidentally just chose the one that was your guys’ trading desk. And I got a call immediately from you guys. “Are you actually trying to send money to our trading desk?” I said, “No, what the hell are you talking about?” They saved me, right? And I’m pretty diligent and on top of these things, but that’s not a mistake you guys could have just let me make. It’s certainly not with an AI agent.

Bill Barhydt: Yeah, in that case you have to white list withdrawal, and we’re not dealing with a hundred dollar Coinbase user who if they screwed it up, they’d be like “Oh that was dumb, now I get back to my day.” You know, these are people who would be like calling me, finding my home, and be like “What the [expletive]?” You know, the whole thing and so that just can’t happen.

Scott Melker: Yeah I’ve been that call, Bill.

Bill Barhydt: No, never. It’s okay. A lot of our clients have my number, by the way. And that’s okay. I mean, it’s a different model. I’m not trying to build a 50 million seat, Coinbase platform, you know, where I mean, you can’t imagine what comes at Brian Armstrong for people whose assets are locked because they have some weird KYC thing going on. And, you know, nobody calls the CEO to tell them that everything is working just fine.

Scott Melker: Ever.

Bill Barhydt: It’s always some problem, right? So, yeah, I can’t imagine. I mean, I’ve built a tiny version of that with retail when we had hundreds of thousands or a million clients, whatever it was. And, you know, I still wouldn’t get- that’s not true. I would actually get messages about how much people love Abra, especially after, you know, BlockFi, Celsius, Voyage, and all those services failed. But, you know, normally that’s not what happens.

Scott Melker: I used to every time we got out, I feel like I would congratulate you on existing. “Congratulations on still being here!”

Bill Barhydt: I tried to block it out of my mind, but I never got so much gratitude and compliments for not dying.

Scott Melker: Yeah.

Bill Barhydt: Just like, how is this even a thing? I don’t want that compliment.

Scott Melker: Such reflection of how bad it was, though, like for the industry and just the environment around it.

Bill Barhydt: Sure. I mean, it’s still happening. Look at BlockFills right? Most of your audience probably doesn’t know BlockFills. They’re a prime they were prime broker very very deep in the derivative world, apparently mismanaged a bunch of client funds and, you know every bankruptcy drift

Scott Melker: And that was last month or something right I mean the last couple months these are not old right prime trust we had sort of back in that time when they completely mismanaged their keys and then..

Bill Barhydt: Right. I mean they I mean well the thing about prime trust is there’s mismanagement and then there’s fraud right

Scott Melker: Mismanaged and then tried to YOLO into some BTC longs to make it whole, I think.

Bill Barhydt: I don’t know. I don’t know. You know, we have, we’re still dealing with the repercussions of the clawbacks on that one, which is just bizarre. Yeah. Anyway, so greener pastures, you know, we’re about to enter our quiet period. So I get to talk a little bit more now. And, of course, every time I come on a show like yours, the lawyers start to sweat. What the hell is Bill going to say now that we’re going to have to do an 8-K filing on, including what I just said.

Scott Melker: So, right. Sorry, not sorry. So let’s talk about getting public now, right? You said you made the announcement about 20 days ago. What’s the thinking behind doing that with this timing? And what does that process look like? I guess I’ve asked you before, but now you can speak about it in a much more transparent way.

Bill Barhydt: Sure. I mean, the timing isn’t now. The timing was now when I started the process maybe 18 months ago. Look, here’s my thought process. And the thought process goes all the way back to what we were just talking about. When we shut down our centralized kind of retail services, it was under the guise of, okay, this is a mess, right? We’ve got BlockFi, Celsius, Voyager, FTX, you know, whatever, pick, and I’m missing a few of the others that failed. I said, all right, we want to be in the space of providing safe, secure, simple, easy to access crypto banking services for the masses. Now, that probably means in the short term, regrouping around higher net worth clients because, you know, we made a very strategic decision to migrate to a vault-based model, which in legal terms, you would call an SMA-based model, separately managed accounts where each client gets their own vault under an SEC-registered investment advisor model, you know, dealing with, you know, qualified clients in many cases for certain types of products. Then on the legal side, you know, we trade on the U.S. side through qualified custodians to make sure that, you know, it passes muster with future rules. And so when you do that, right, you’re basically saying, okay, I am going to, and this is not, the irony of this is not lost on me, I want to be the trusted, safe space for people in our space who can’t use MetaMask, who don’t understand how DeFi works, but would like to earn 7.5% on their dollars, for example. Now, I also recognized at the time that rebuilding that trust post, you know, Three Arrows and, you know, tattoos and all that [expletive] was not going to be easy. And so because, you know, I publicly posted that we had exposure to FTX and Genesis four years ago or whenever it happened. And that was the right thing to do. And clients thanked me and all the, you know, fine, whatever. But the point is, how are we going to build that trust back over time when you’re dealing with high net worth clients and, you know, it’s not retail in the traditional sense, but it is individuals. Even if it’s a family office, it’s a big chunk of someone’s money potentially that you’re putting to work. And so, so the strategy was to become an RIA, do the public disclosures, do dozens of pages of risk disclosures, which I don’t think had ever happened in our space before. If you go look at our brochure, so let me just - a little bit of GT1 on how this works. If you’re an RIA, in any type of RIA that’s SEC or state-registered, I believe, you have to basically publish what’s called a brochure. It’s a Form ADV. And you can see it on the SEC website for any SEC-registered investment advisor. And they have to do, the brochure basically is a description of all services you provide as a fiduciary, along with risk disclosures for the services you’re planning to provide or potentially going to advise clients on. And I’m not giving you the legal definition of this, so my lawyers are sweating right now. It’s fine. But, but my, I’m by and large what I’m saying, I believe is correct in terms of my description. Now, I don’t think that it happened in crypto and digital assets to the degree that we had done it. And, you know, we’re doing it for yield. We’re doing it for lending. We’re doing it for staking. We’re doing it for custody, right? And so, we’re advising clients on how to do these things through our platform. And, and so it’s all there. So that’s part one. Part two said you know, this is going to take a lot of money and a lot of trust to rebuild this on a public global scale. This should really be a public company. Now, I said that to my team three and a half, four years ago, okay? But that just wasn’t going to happen at the time, right? We were literally rebuilding dealing with the fallout of, you mentioned, Prime Trust. There’s other, other things. Like, Genesis still hasn’t settled, I think. I don’t know. We sold our claim, so I don’t know. But my point is like, we knew it was going to take time. I’m not sure I processed mentally how much time and how much it was going to take out of me, but we knew it was going to take time and we were all in. Like we made the conscious decision, okay, do we call it a day or are we all in? Because there’s no, there’s no in between. There’s no in between. It’s people’s money. And so we decided we looked each other in the eye and said, we’re all in. Right. And so methodically getting back into business, taking more assets in. We took in hundreds of millions of dollars in assets last year, for example. And, you know, we made the decision early last year that we were going to try to go public because it would give us access to the capital, it would allow us to be both an operating business in crypto and also even have a treasury in crypto and also do public reporting, good and bad. Right. And all of our laundry is out there, which is, I think, what the public would want if they’re trying to trust a party in that wealth management space. And honestly, I think it’s what other wealth managers are going to want. And we’re going to be scrutinized differently versus traditional companies that operate in the wealth management space for equities. It’s just the nature of crypto, right? Even now, if I’m opening a bank account, I don’t get treated the same way as everyone else. Even post, you know, new administration and everything else. It’s fine. It is what it is. But my point is going public is the next step in those checkmarks of trust that we simply believe we have to have going forward. And that, and it is a massive undertaking for a, you know, mid-sized company to go public this way, right? And we’re fully committed to that process. And we get no credit. We’re not going to get any credit for that. I’m not asking for any. I’m just saying like, that’s the way it is. But, it was a very strategic thing that, you know, we’ve been thinking about now for many years.

Scott Melker: You said that you’ll have a different level of scrutiny than other wealth managers. How much more is that? And how much is that something you can handicap for in the current environment when we still don’t have, no pun intended, full clarity?

Bill Barhydt: I don’t know that I’ll get more scrutiny from an SEC perspective. Every RIA goes through regular exams, right? That’s everyone. So they don’t pick on, I don’t think they pick. Well, they can choose. So I’m guessing if, you know, again, I’m going to get kicked for saying this, but I’m guessing if they’re looking at, you know, in the Maryland office for companies they could go examine. and one of them happens to be in the crypto space, they’re going to potentially choose the shiny object, which is the crypto company versus the boring, you know, $150 million RIA managing, you know, a bunch of equity portfolios or 60/40 portfolios. I don’t know. But I wouldn’t be surprised if that’s true. I have no insights as to how they choose who they’re examining. But everybody gets examined at some point. And that’s a good thing, right? Because again, this is not about decentralization. It’s about who you’re going to trust. Now, I’m enabling access to decentralized systems, but I’m doing it in a way where I am your fiduciary. And that has, you have, you have obligations when you do that. So, so, you know, I, I think the scrutiny is going to come from clients and partners and, you know, the whole ecosystem around us. It’s just a lot more complex when somebody. Yeah. Yeah.

Scott Melker: Yeah. Yeah. Exactly.

Bill Barhydt: And look, you know, whether you’re a broker, do we have, we have clients and, sorry, we have competitors and other partners in the space who are actual broker-dealers because they deal in traditional securities, and they’re already getting that scrutiny. But it’s just different for crypto. It is, and it will be for a while, until basically it’s not crypto anymore. It’s just because everything is tokenized and it’s just finance. At that point, I think things will be different. Yeah. Because it won’t be us and them. It’ll just be us. And we made a lot of progress on that in the last year, as we were talking about earlier. But until that happens, you know, we’re just fully committed to accepting that, you know, we have our own level of scrutiny.

Scott Melker: We were joking earlier about, you know, congratulations on surviving and how you’ve basically survived through every up and down there could possibly be. You said pretty confidently that hopefully there’s no more big downs. Do you have any concern about regime change or some of these policies disappearing? The anti-crypto army reemerging, a full pendulum swing back the other way? Because I feel like it has to at least be slightly on the radar. And that would also be a good reason to do things now.

Bill Barhydt: Partially true in terms of us, like going public, maybe. But more importantly, I think like the Clarity Act, it has to be urgent. Like it is existential for us to get that passed. Why? Well, everybody says, well, but the administration is doing right by crypto, you know, SEC, CFTC saying the right things. The problem with that is, and that’s true, but the problem with that is that’s interpretation of existing law. It’s not literally the existing law because the existing law still predates the internet. So we need this GENIUS and Clarity Act, both of them, to become law, to put a moat around our space, so if we get Warren 2 and Gensler 2, they can’t do what they did before. They may try, but it will be much easier for the courts to, you know, put them in their place. So, I think it’s still existential, right? We simply cannot assume that, okay, we’re going to get Vance, you know, three years from now, and he’s going to tow the line in terms of the future of finance or, you know, I don’t know. You get somebody, and again, Biden still doesn’t understand what was happening. I’m sure he doesn’t. So it’s not even about who wins.

Scott Melker: In life or in crypto?

Bill Barhydt: I’m talking about crypto. I wasn’t trying to be mean. Sorry.

Scott Melker: Like when he woke up in the morning, at breakfast?

Bill Barhydt: Yeah, I don’t know. I mean, look, there’s no way he understands the nuances of what was going on in our space. At least not until he saw the money moving around and saying, “Okay, why are these people raising so much money? You know, why is Trump able to raise all this money, which doesn’t make any sense to me?” Maybe at the end he understood what was happening there. But my point is like, what’s existential to me is we need to put this legal moat around the future of finance that accepts the fact that decentralized systems that you, Mr. Government, can’t control completely, are here to stay. And that is the ultimate check on your power, in my opinion. And I get why socialists who want centralized control don’t want that. And I’ve always understood that. And I’ve always understood why that has to be stopped at all costs.

Scott Melker: I guess the question is, are you confident that the bill that gets passed will actually accomplish what you’re saying?

Bill Barhydt: I think it goes a long way to accomplishing it. Let’s put it this way. It’s way better than what we have now.

Scott Melker Okay.

Bill Barhydt: Right.

Scott Melker: Better than no bill.

Bill Barhydt: I don’t even think it’s a totally bad bill. I think it’s got some compromises in there, which is fine. That’s just the nature of the sausage factory process. But I think like, okay, so yield. Everybody’s favorite topic. Everybody’s an expert on who should be able to pay yield now, right? It’s the latest, like, let’s all become experts on the next topic on crypto Twitter. There’s a reason why banks are able to do what they do and no one else can. PayPal is regulated totally different from Chase. PayPal can’t pay yield as a money transmitter today without having a bank partner to pay the actual yield, okay? That was true before crypto. Why? Why is that the case? Well, there’s money market based systems that generate that yield that basically require a certain level of scrutiny because the government has made insurance available to those banks to send a message to their clients that their assets are safe. Money transmitters are not subject or that insurance is not available to a money transmitter, right? But Chase has an army of people on site from the FDIC, the OCC. I don’t know this for a fact, but I’m going to go out on a limb and say they do, okay, who are overseeing what the bank does. Not to mention probably FinCEN staff, right? So, Coinbase doesn’t have that. So, for Coinbase to say, “I want to pay yield the same way Chase does,” that doesn’t really jive with me. Now, where they do have a case, and where I think we have a case, is if you’re using DeFi not in a centralized way, meaning not with omnibus accounts across all your clients, but one client is deployed directly from their metamask slash vault slash SMA into DeFi, they should be able to accrue that yield, because technically it’s not Coinbase paying it. It’s the DeFi contract paying it. And you’re taking direct risk to that contract. Maybe it’s a security, I don’t know. We can get into the nuances of how you would do that legally. But that’s a difference between, I think, what Jamie Diamond would argue, and I’m not sure he understands everything I just said, but he certainly understands the difference between Coinbase paying yield and Chase paying yield. And he’s not completely wrong. I understand his reasons for wanting it are different than Coinbase or what I’m saying, right, because it’s existential to him. But the big point is that what banks have to go through to lend and pay yield is totally different than what a Coinbase or a PayPal has to go through to exist effectively as a money transmitter, right? And a trust bank is effectively a money transmitter with other kinds of fiduciary responsibilities on top. And I’m really, really oversimplifying here. But you get my point. Like even that trust is not set up with the right oversight to invest omnibus accounts to pay yield.

Scott Melker: Or even to take retail accounts, right, at all. Right, so.

Bill Barhydt: Potentially. I mean, there are.

Scott Melker: That’s not their intention.

Bill Barhydt: Yeah. That’s it. So, I’m not so sure about that part, but it doesn’t really matter. I think where we landed, and I get some nasty comments back, but I think where we are landing and have landed so far actually makes more sense to me than what a lot of crypto Twitter is giving, you know, the Senate credit for. And I think we’re going to get a compromise that addresses this. I don’t think Coinbase is going to fully like it. But Coinbase is trying to get a free lunch and a free ride on the backs of this legislation in order to act like a bank without having to be a bank. And I would want that too if I was then. If I could be a bank without having to be a bank.

Scott Melker: Of course. Self-interest. Yeah.

Bill Barhydt: Yeah. So look, maybe I’ve lost some of the audience and I apologize for that. But the bottom line is I think we’re heading in the right direction on this. I’d be very, very surprised if we didn’t have a good, reasonable compromise bill in April and get it passed before some type of recess comes up. And so, yeah, the optimism.

Scott Melker: I like the optimism. So I know we only got a couple of minutes left, but I just want to ask you what behaviors or I kind of always ask you this, but what are you seeing now in the current environment from your customers and potential customers? How are they using the platform? How are they most interested in using the platform and what are they looking for? And how your customers changed who they are?

Bill Barhydt: That’s three good questions I heard. So let me take them one at a time. So what I’m.. Ok, so I look at this like a sine wave of adoption. And a lot of it is the opposite of what it should be when you think about behavioral economics. Because if you have, if you have conviction, what I mean by that is if you have conviction for Bitcoin and it’s trading at $125,000, you’ll buy some. If you have the same – and if your conviction is only based upon the price momentum, right, and it falls to 60, ok, you probably won’t buy. But if your conviction is based upon a long-term thesis around where the markets are going and you loved it at 120, you should love it at 65. But that’s not the way the herd thinks, right? The herd just by definition follows the rest of the herd. And so I don’t necessarily like that, but I can’t.. I’m not a behavioral economist who’s just thinking about ways to manipulate people to see things differently all day. That’s not my job. My job is to advise people and to run an advisory that advises people relative to where their heads are at. And so, and I’m not a therapist, regardless of what my kids may think. So what I think is – is that sine wave that I was talking about means that people want to buy Bitcoin when it’s close to all-time highs because it’s a positive shiny object. But at the trough, high-yield products become interesting, right? So we launched USDAF, AF standing for AbraFi, which, you know, is paying, I think it’s paying somewhere between pretty steady between like 5 and 12%. And I’m pretty sure that that’s the right number. You know, maybe it’s a narrower range than that, but somewhere in that range, which is fantastic, right? And it’s got risks and we disclose all those, but so does a money market fund, right? And so, but we’re also – it’s got a rewards program attached to it right now for the first couple of hundred million coming in paid in AFI tokens, which we’re going to be releasing soon. AFI being the governance system for this new AbraFi platform that we launched on Solana earlier this year. And so that effectively… the effective yield when you combine the two could actually approach like 13, 14, 15%. And that’s extremely compelling in this environment. Right? So now back to your question. Now that has become super interesting to a lot of potential clients who are saying, hey, look, I’m interested in investing in Bitcoin and Solana and the next generation tokens. I don’t know when I should come in, but if I have this dollar product where I can earn this in the meantime, that’s super compelling to me, especially if I’m getting the rewards right now. And we’re not giving those out forever, but I think it’s a potentially interesting way to deal with that sine wave of adoption. And yes, the customer profile has morphed a little bit into different camps, right? We have a lot of clients who are just, they’re never going to – they want to never sell their Bitcoin under any circumstance, but they want to buy a house. And we’re seeing more and more of that. Right. Yeah. Exactly. So, and those people are looking for a safe, easy, handheld way to do it, because we’re talking about millions of dollars. We’re not talking about some of the retail services that let you borrow $100 against $1,000 with Bitcoin. And I think those services are great, right? And I think those self-service models are very compelling for people who are doing small borrows. But if you’re borrowing for a house, you want a little bit of handholding. You want to know who you can call. And Abra is very good, I think, at facilitating that through our borrowed network partners for our clients. And then the second camp is these newbies who are, like I said, they know they want to allocate. They’re not sure when and the dollar yield is extremely compelling to them because they’re basically mentally building a treasury model around – Ok, I may not day trade, but I might swing move some of my positions over time depending upon where markets are. And I’m a little worried about the macroeconomic state of affairs. So maybe dollars aren’t trash in the short term. Maybe they are in the midterm. So I don’t mind earning seven / seven and a half percent plus another seven percent in rewards while I’m waiting. Right? And then the third is, I’ve been holding a basket of crypto forever and I’ve had it on the exchange. It went from potentially a few hundred thousand dollars to several million dollars. I probably shouldn’t have it on an exchange and I like the vault model because it’s, you know, of everything you say about why it’s safer how I can retain title to my assets, how I don’t have to fight if you happen to go away. I’m not fighting the Voyager bankruptcy court to get my assets back, and so those clients who do a modicum of homework love the Abra SMA vault model. And so we’re starting to see different camps emerge to your question. It’s not just a pitch. We generally do see different buckets of client types that come to us for different reasons, but ultimately it’s the same platform.

Scott Melker: Okay. So before we wrap, what’s your timeline on when everybody just views this asset class and all of those offerings as – that’s their bank?

Bill Barhydt: You know…

Scott Melker: ..if they come to you and they’re like, I’m going to hold my money here, that’ll earn some yield on it, I can deploy. We’ll be trading everything tokenized. Whether that’s Abra or Charles Schwab.

Bill Barhydt: That’s the irony of Jamie Dimon’s argument against Coinbase, in my opinion, as this becomes… I’m not allowed to say Abra’s a bank. That’s just the legal definition, right? And I’m okay with that. It’s fine. Well, I’m actually really not okay with that, but it doesn’t matter. It’s not my choice.

Scott Melker: Yeah.

Bill Barhydt: So I think what happens is this starts to offer the same features in terms of, you know, you can earn a yield with risk disclosures. Yeah, it won’t have insurance, but the reality is, with the way it works over time, it will become safer and safer and safer and everybody will be using DeFi to earn yield, even the banks themselves, right? And so what happens is now we get tokenized everything in the next step, right? So by the end of this year, I’m pretty sure that you’ll have tokenized equities live, in the U.S. And now that opens up Pandora’s box around 24-7 trading versus when the markets can settle versus price discovery. And it also opens up the door to our Bitcoin backed or Ethereum or Solana-backed loan models to traditional equities. I wouldn’t be surprised if we’re doing more loans against stocks in three years than we are against Bitcoin.

Scott Melker: 100%.

Bill Barhydt: Right. And that’s a good thing, right? Because it’s what people want and it’s tax efficient. It’s efficient in terms of inheritance models and estate models and estate planning and all those things. And so that’s a long window. You know, basically what I’m getting at to your question is, as everything becomes tokenized, as you have dollar products that can earn a reasonably high yield in a reasonably safe way with very good disclosures, right? And you can do custom portfolio construction that combines traditional equities and high-yield dollar products and traditional crypto because it’s all tokenized. The wealth management world has no choice but to move to this model right? Because as this inheritance of the hundred trillion starts to trickle down to the next generation, they’re looking at the old wealth manager 60/40 portfolios and going what is this boomer bond [expletive]? And, can I just move it all to Robinhood and you know, or to Abra? And just get my portfolio of tokens right? So our long-term bet is that as everything becomes tokenized, everything: real estate, equities, debt, money markets, high yield funds, whatever. As it all becomes tokenized, we become, and a small cadre of our competitors, become the best place to manage those investments. Because you’re in your own vault. You still can earn yield. You can still borrow. You can still trade and eventually we’ll probably facilitate payments.

Scott Melker: Of course.

Bill Barhydt: We were on our way to launching a credit card under the retail app we had and I think at some point we’ll get back to that for this model as well.

Scott Melker: Incredible. I know we ran out of time there. So obviously everything about this will be in the description for people to check out and I encourage everybody to follow you. But I love the perspective. I love watching you continue to push it all forward and I can’t wait till you guys are public. We can settle this.

Bill Barhydt: Hustle.

Scott Melker: Hustle. All right, man, that’s all we got. Thank you so much, Bill. Always appreciate it.

Bill Barhydt: All right. Love you guys. Good to see you.

IMPORTANT LEGAL INFORMATION

New Providence Acquisition Corp. III (“SPAC”) and Abra Financial Holdings, Inc. (“Abra”) intend to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Transactions”) among SPAC, Abra and Aether Merger Sub I, Corp. pursuant to the Business Combination Agreement, dated March 16, 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

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(8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.